Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Synaptics Incorporated
Commission File No.: 000-49602

Subject Company: Synaptics Incorporated

On June 25, 2026, ON Semiconductor Corporation made the following communication to its employees regarding the announcement of the proposed transaction with Synaptics Incorporated.

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Team,

I am writing to share some exciting news. Moments ago, we announced that onsemi has entered into a definitive agreement to acquire Synaptics in an all-stock transaction. You can view the press release for more details on the agreement.

This acquisition marks one of the most significant moves in our company’s history, coming at a critical moment for both our business and the industry. I want to take this opportunity to explain what it means, why now and what you should expect going forward.

Who is Synaptics?

Synaptics is a leading Edge AI company with broad capabilities in edge compute, human-machine interface and connectivity. Their mission is to bring AI closer to end users and transform the way people engage with intelligent systems. Like onsemi, they maintain an intense focus on driving innovation, which is something that you can see across their extensive product portfolio.

What this means for onsemi

As AI moves beyond the cloud and into the physical world, including automotive and industrial, the next wave of innovation will depend on systems that can sense, decide, act and adapt in real time. This requires four capabilities to come together seamlessly: Power, Sense, Connected Compute and Control.

By adding Synaptics’ differentiated Edge AI compute franchise and their portfolio of human-machine interface and wireless connectivity solutions, we are extending our capabilities beyond power and sensing to intelligent systems. This would expand our ability to address a much larger portion of the AI value chain, from AI data center to the edge, to deliver greater value as customers increasingly seek system-level solutions.

Our focus on automotive, industrial and AI data center remains unchanged. This acquisition would expand our business opportunities to Physical AI while deepening how we engage with customers so we can play a more strategic role in their innovation cycles and long-term roadmaps. Simply put, this combination would enable us to realize a larger market opportunity and utilize our existing channels to expand the customer base.

onsemi’s strategy has been driven by disciplined execution and a clear focus on where our customers are headed. This is a continuation of that approach, and a decisive action to align our capabilities with their future needs and to position onsemi for sustained leadership in the age of Physical AI.

What this means for you

For now, it is business as usual. Until the transaction closes, which we expect to occur in mid-2027, subject to Synaptics stockholder and regulatory approvals and certain other conditions, onsemi and Synaptics will continue to operate as separate, independent companies.

Your role and your team remain the same. At the right time, we will bring leaders from both organizations together to begin integration planning.

I know many of you will have questions, and I’m committed to addressing what I can. We have prepared an FAQ with the latest information available, and we will host a special All Hands Meeting next week, on Monday, June 29. A calendar invite will follow shortly. Please submit your questions to employee.questions@onsemi.com.

What we're asking

As we move forward, I ask that everyone stay focused by following a few important do’s and don’ts, which you can find here.

Companies reaching significant milestones such as this are typically at heightened risk of social engineering and phishing attacks – particularly in the period between announcement and closing. Bad actors may attempt to exploit uncertainty or curiosity with targeted messages that appear legitimate.

Examples may include emails or calls prompting you to:

●	Click links to review “severance packages” or retention offers
●	Confirm personal or payroll information related to the transaction
●	Access “updated benefits” or HR portals tied to the acquisition
●	Review urgent “leadership communications” or integration plans

Please remain vigilant at all times. If you receive any suspicious emails or calls related to this transaction, do not respond, click any links or open attachments. Instead, report it as phishing to IT immediately.

Lastly, thank you for your continued commitment and innovation at onsemi. With Synaptics, we will be strategically positioned to serve the largest and most important players in Physical AI. That is a great place to be, and it is a position you have helped build.

Exciting times are ahead, and we’re well positioned to lead what comes next.

Hassane El-Khoury
CEO & President, onsemi

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where To Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at

https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https: //investor.onsemi.com/ (for documents filed with the SEC by onsemi).

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

This message was sent to all global employees.

Questions/Comments?

Contact employee.questions@onsemi.com.

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The content of this email is for “onsemi Internal Use Only”. It is not intended for external disclosure and should not be shared with anyone outside of onsemi internal organizations.

onsemi employee communications | 5701 N. Pima Rd., Scottsdale, AZ, 85250
Copyright © 2026 onsemi

onsemi to Acquire Synaptics
onsemi Employee FAQ

Guidelines for Use	1

Key Messages	1

General	2

Employee	5

Additional Information	7

Cautionary Note Regarding Forward-Looking Statements	8

Guidelines for Use

•	The following document is for internal use only to help employees understand this anticipated acquisition.

•	Media inquiries on this topic or any other onsemi activity should always be referred to the onsemi public relations team at media@onsemi.com.

•	Never distribute this document in hard or soft copy form to parties outside the company.

•	Never refer to this document in public.

Key Messages

•	onsemi announced on June 25 that it has reached a definitive agreement to acquire Synaptics in an all-stock transaction.

o	Synaptics is a leading Edge AI company with broad capabilities in edge compute, human-machine interface and connectivity.

o	Their mission is to bring AI closer to end users and transform the way people engage with intelligent systems.

•
This is one of the most significant moves in our company’s history. As AI moves beyond the cloud and into the physical world, the next wave of innovation will depend on systems that can sense, decide, act and adapt in real time.

•	That requires four capabilities to work together seamlessly: Power, Sense, Connected Compute and Control.

•	onsemi has been building toward this. We are already well-positioned across the AI infrastructure ecosystem, with deep expertise in automotive, industrial and AI data center.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

•
By adding Synaptics’ differentiated Edge AI compute franchise and their portfolio of human-machine interface and wireless connectivity solutions, we expect to extend our capabilities beyond power and sensing to intelligent systems, which are increasingly in-demand by our customers.

•	Our focus on automotive, industrial and AI data center remains unchanged.

•	This acquisition would expand our business opportunities to Physical AI and deepen how we engage with customers so we can play a more strategic role in their innovation cycles and long-term roadmaps.

•	This combination should position us to pursue a larger market opportunity and use our existing channels to expand the customer base.

•
This move is a continuation of our disciplined execution and clear focus on where our customers are headed. It is a decisive action to align our capabilities with their future needs and to position onsemi for sustained leadership in the age of Physical AI.

•	This announcement is just the first step in the process of uniting onsemi and Synaptics.

•	Until the transaction closes, which is expected to be in mid-2027, it is business as usual, and we will continue to operate as separate, independent companies.

•	Your role and your team remain the same. At the right time, we will bring leaders from both organizations together to begin integration planning.

General

1.	Who is Synaptics?

•          Synaptics is a leading Edge AI company with broad capabilities in edge compute, human-machine interface and connectivity.

•          Their mission is to bring AI closer to end users and transform the way people engage with intelligent systems.

2.	Why are we acquiring Synaptics? How does this affect our future direction?

•	As AI moves beyond the cloud and into the physical world, including automotive and industrial, the next phase of innovation will depend on systems that can sense, decide, act and adapt in real time.

•	This shift toward Physical AI will require Power, Sense, Connected Compute and Control to work together seamlessly.

•
By adding Synaptics’ differentiated Edge AI compute franchise and strong portfolio of human-machine interface and wireless connectivity solutions, onsemi would extend its capabilities beyond power and sensing to intelligent systems, delivering even greater value to a broad range of end markets.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

•
In addition to adding connected compute capabilities, the transaction would expand our software and ecosystem reach, and would position onsemi to deliver greater value as customers increasingly seek intelligent systems.

•	Our core focus on automotive, industrial and AI data center is unchanged. This combination would simply deepen the value we deliver to existing customers while expanding our total addressable market.

3.	What are the terms of the transaction?

•
Under the terms of the agreement, Synaptics stockholders would receive 1.350 shares of onsemi common stock for each share of Synaptics common stock held at closing, representing an enterprise value of approximately $7 billion.

4.	How does this transaction fit into broader industry trends? How will the combined portfolio enable onsemi to better compete against larger competitors?

•	As AI moves beyond the cloud and into the physical world, including automotive and industrial, the next phase of innovation will depend on systems that can sense, decide, act and adapt in real time.

•
onsemi is already well-positioned across the AI infrastructure ecosystem, from the energy grid to the data center core, with deep expertise in automotive, industrial and AI data center. With Synaptics, we would extend our reach to the intelligent edge – and with it, across all four pillars of Physical AI.

•
This transaction would add immediate connected compute capabilities, expand our software and ecosystem reach and position onsemi to deliver greater value as customers increasingly seek intelligent systems.

5.	Is this primarily a technology acquisition or a strategic portfolio move?

•	It’s both; the acquisition can deliver differentiated and complementary technology while strategically complementing our Physical AI portfolio.

•
Synaptics would bring proven, scalable connected compute capabilities via the Astra platform, including purpose-built AI processors and NPUs, an industry-leading wireless connectivity portfolio spanning Wi-Fi, Bluetooth and GPS/GNSS and a full open-source software stack for rapid deployment.

•	The addition of these technologies would expand our capabilities beyond power and sensing to intelligent systems, allowing us to deliver even greater value to a broad range of end markets.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

6.	How did this transaction with Synaptics come about? Did you consider other targets?

•	Information about the transaction process will be included in our registration statement and our other SEC filings in due course.

7.	Was there a bidding process? Did Synaptics receive other offers? If so, why did Synaptics ultimately decide on the onsemi offer?

•	Information about the transaction process will be included in the merger agreement and proxy statement to be filed with the SEC in due course.

8.	Who will be a part of the leadership team of the combined company? Will Synaptics leaders join onsemi?

•	Hassane and onsemi’s existing leadership team will remain in place.

•	At the appropriate time, a team of leaders from both onsemi and Synaptics will be assembled to work through integration planning.

•	As part of the transaction, one member of the Synaptics Board of Directors is expected to join onsemi’s Board of Directors.

9.	What is your plan for the integration of the two companies?

•	This announcement is just the first step in uniting onsemi and Synaptics.

•	At the appropriate time, a team of leaders from both onsemi and Synaptics will be assembled to work through integration planning.

10.	When will the transaction close?

•	We expect the transaction to close in mid-2027, subject to approval by Synaptics stockholders, required regulatory approvals and other customary conditions.

11.	Which regulatory approvals are required? Do you expect any hurdles?

•	The transaction is subject to customary regulatory approvals.

•	We will work with regulators to secure the necessary approvals.

12.	With two-thirds of Synaptics’ portfolio in mature businesses, is onsemi aligned to participate in those segments?

•	We believe that Synaptics’ long history of excellence in those markets has given them unique capabilities in the areas of human-machine interface, sensing and algorithm innovation.

•
We believe that, in particular, Synaptics’ differentiated Edge AI compute franchise and strong portfolio of human-machine interface and wireless connectivity solutions would extend our capabilities beyond power and sensing to intelligent systems.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

•
The combination would also bring in a sizable team from Synaptics (1,000+ engineers) that has made substantial R&D investments to establish this platform, helping us accelerate innovation and product development roadmap for our customers.

13.	Do you expect to sell off any Synaptics businesses over time?

•	This announcement is just the first step in uniting onsemi and Synaptics.

•	We plan to manage the combined portfolio in the best interest of our shareholders and the business.

14.	What gives you confidence that this is the right portfolio fit for onsemi?

•	We believe this transaction would expand our capabilities beyond power and sensing to intelligent systems.

•	The combined business would have a broader and more integrated product portfolio, which would drive significant customer value through our global sales network.

•	Additionally, the transaction is expected to be accretive to non-GAAP EPS within 18 months of closing, and we are confident in both the strategic fit and our ability to execute.

15.	How does this transaction benefit customers?

•	The combination would position onsemi to be a stronger, more capable partner, one that can offer a broader set of solutions across Power, Sense, Connected Compute and Control.

•	Our commitment to service, quality and delivery is unchanged.

Employee

16.	What does today’s news mean for employees?

•	Today we announced that onsemi has entered into a definitive agreement to acquire Synaptics.

•
The combination would accelerate onsemi’s evolution to global leadership in intelligent systems. By adding Synaptics’ differentiated Edge AI compute franchise and strong portfolio of human-machine interface and wireless connectivity solutions, onsemi would extend its capabilities beyond power and sensing to intelligent systems, delivering even greater value to a broad range of end markets.

•
Importantly, our core focus on automotive, industrial and AI data center is unchanged. This move would expand our business opportunities to the intelligent edge while deepening how we engage with customers so we can play a more strategic role in their innovation cycles and long-term roadmaps.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

•	Simply put, this combination would enable onsemi to realize a larger market opportunity and utilize our existing channels to expand our customer base.

•	Until the transaction closes, which is expected to be in mid-2027, both companies will continue to operate as separate and independent companies, and it is business as usual.

17.	What happens next?

•	This announcement is just the first step in the process of uniting onsemi and Synaptics.

•	Until the transaction closes, which is expected to occur in mid-2027, it is business as usual, and we will continue to operate as separate, independent companies.

18.	How does this transaction fit into our broader strategy? What does Synaptics add that we don’t already have?

•
The combination would accelerate onsemi’s evolution to global leadership in intelligent systems. By adding Synaptics’ differentiated Edge AI compute franchise and strong portfolio of human-machine interface and wireless connectivity solutions, onsemi would extend its capabilities beyond power and sensing to intelligent systems, delivering even greater value to a broad range of end markets.

•
Importantly, our core focus on automotive, industrial and AI data center is unchanged. This move would expand our business opportunities to the intelligent edge while deepening how we engage with customers so we can play a more strategic role in their innovation cycles and long-term roadmaps.

•	This deal is all about growth and would enable us to focus on capturing more dollar content across a larger opportunity set.

19.	Do you expect layoffs following the deal close?

•	This acquisition is focused on strengthening our technical capabilities, expanding our market reach and positioning the combined organization for long-term growth.

•
At this stage, there are no changes to roles, reporting structures or day-to-day responsibilities. Until the transaction closes, both companies will continue to operate as separate, independent organizations.

•	As with any transaction of this nature, integration planning will take place over time, and any future decisions would be made thoughtfully and communicated clearly.

•	For now, our focus is on continuing to execute, support our customers and build on the strengths that make each organization successful.

20.	What changes should we expect? When will we know more?

•	For now, it is business as usual. onsemi and Synaptics remain separate and independent companies until the transaction closes.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

•	We are committed to keeping you informed throughout the process.

21.	Will Synaptics be integrated or serve as a standalone business unit? Who will the Synaptics team report to?

•	At the appropriate time, a team of leaders from both onsemi and Synaptics will be assembled to work through integration planning.

22.	Will there be any changes to employee benefits?

•	There are no changes to benefits at this time. Until the transaction closes, both companies will continue to operate independently under their existing benefit structures.

23.	How will this impact our incentive program?

•	There are no changes to our incentive program at this time. Until the transaction closes, both companies will continue to operate independently under their existing benefit structures.

24.	How does this affect recruitment? Will there be a hiring freeze?

•	Until the transaction closes, both companies will continue to operate independently and make hiring decisions consistent with the needs of their respective businesses.

•	We will continue to invest in attracting and retaining the talent that will drive the combined company's long-term success.

25.	When will I start working with Synaptics employees?

•	We expect the transaction to close in mid-2027. It is very important that until the transaction closes, onsemi and Synaptics continue to operate as separate and independent companies.

26.	Will there be any changes to my manager, team or responsibilities?

•	Until the transaction closes, which we expect to happen in mid-2027, onsemi and Synaptics remain separate and independent companies.

•	At the appropriate time, a team of leaders from both onsemi and Synaptics will be assembled to work through integration planning.

Additional Information

27.	Who should I go to if I have additional questions?

•	Please send questions to employee.questions@onsemi.com.

onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com

28.	What should I do if a customer asks me about the combined business and interesting future opportunities?

•
Customer-facing team members have received toolkits to support their conversations with customers – if you haven’t received these materials and you are customer-facing, please reach out to your manager.

•	Otherwise, you should direct any customer inquiries to their onsemi sales representative.

29.	What should I tell people outside onsemi who ask me about the deal?

•	Don’t speak externally on behalf of the company unless you are authorized to do so and have approved guidance.

•	Please forward any inquiries to media@onsemi.com.

Cautionary Note Regarding Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction;

(4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where To Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file onsemi I 5701 N. Pima Road I Scottsdale, AZ 85250 I www.onsemi.com with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

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